May 21, 2024

Sohail Prasad
Chief Executive Officer and President
Destiny Tech100 Inc.
1401 Lavaca Street, #144
Austin, TX 78701

                      Re:     Destiny Tech100 Inc. (the    Company   )
                              File Nos. 811-23802; 333-278734

Dear Mr. Prasad:

        On April 16, 2024, you filed on Form N-2, a registration statement under the
Securities Act of 1933 (   1933 Act   ) to register a $1 billion aggregate
offering of shares of
common stock in a    shelf    offering. We have reviewed the registration
statement and have the
following comments. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

   1. In a Bloomberg TV interview last month you noted the Company was created to provide
      investors    as close to beta exposure to the private markets as possible
  . However,
      disclosures on your website generally state your intention:

             to invest in a portfolio of 100 of the top venture-backed private technology
          companies, providing   investors access to these private market
leaders     companies
          must have been vetted by top U.S. institutional investors and meet key health metrics
              [and] generally have reached a level of maturity and stability expected of a late-
          stage venture backed company [emphasis added].

       Existing prospectus disclosure similarly suggests an intention to actively select companies that meet narrower selection criteria. Please reconcile the apparent inconsistency and revise investor facing communications as necessary.

   2. Disclosure on the website indicates that for many pre-IPO stage
companies,    there may
      be the potential to yield a 10-50% return.    Please provide us the basis
for this statement
      and otherwise explain why such statement is appropriate and not misleading.
 Sohail Prasad
Page 2


Cover

   3. As the securities being registered will be offered    on a delayed or
continuous basis   ,
      please check the second box on the Cover indicating registration in reliance on Rule 415 under the Securities Act. If this box is not checked, please explain to us why not. In addition, please include the Undertakings required by Item 34.3 of Form N-2. In connection with the Plan of Distribution-related Undertaking, please tell us whether you anticipate offering, selling, or otherwise promoting the sale of securities of the Company generally other than through registered broker-dealers or persons employed by the
      Company. If so, please tell us your intentions and the types of disclosures that will be provided to investors in connection with such activity.

   4. In the third paragraph on page i, the disclosure indicates the Company may sell common
      stock at a price below NAV    in connection with a rights offering to our
existing
      stockholders.    Does the Company anticipate such an offering? Please
confirm to us.

   5. On page i, in the first line of the fourth paragraph, the disclosure
states    Our common
      stock may be offered   through agents designated from time to time by us,
or to or
      through underwriters or dealers.    Please explain to us who these
agents    are, what they
      do and how they are compensated. Please also explain to us the distinction between the agents and underwriters/dealers referenced in the disclosure. In addition, please let us know if the agents and/or underwriters have or will be provided information, access, scripts, or marketing materials by the Company and whether and to what extent the
      Company or the Adviser monitors their activities.

   6. On page i, in the fifth (bolded) paragraph, the disclosure provides the
Company   s last
      reported share price as of April 12, 2024. Please update this paragraph, and disclosure in general throughout the prospectus, to reflect events that have occurred since the registration statement was filed.

   7. On page ii, please disclose within the bolded bullets, that, in addition
to the Company   s
      shares having traded at a premium to net asset value, the Company   s
shares have also
      exhibited high price volatility.

        About the Prospectus (page 4)

   8. The disclosure in the third sentence of this paragraph states

           We may sell our common stock through underwriters or dealers,
at-the-market    to or
           through a market maker, into an existing trading market or otherwise directly to one or more purchasers or through agents or through a combination of methods of sale.

        Regarding this disclosure, please address the following comments:

           a. Please explain to us what    at-the-market    means and how this
price is determined.
 Sohail Prasad
Page 3



          b. Please explain to us what the phrase    an existing trading market
   refers to (i.e.,
             what trading market (or markets) does the Company anticipate trading in?)

          c. Please explain to us what    directly to one or more purchasers
means. In doing
             so, please explain how these sales are made and who these purchasers are.

Prospectus Summary

       Investment Strategy (page 6)

   9. The disclosure in the penultimate sentence of the second paragraph states We will limit
      our investments in   Private Funds to no more than 15% of our net assets.
   Please
      confirm that when determining the Company   s exposure to Private Funds
with respect to
      this limitation, the Company will look through to any Private Fund investments held in any SPVs the Company is invested in. In addition, as many of the Company s investments are in SPVs that invest substantially all of their assets in securities, please tell us what exemptions from the Investment Company Act such SPVs rely on and whether you consider them Private Funds for purposes of the 15% limitation.

   10. In the third paragraph, the disclosure references    forward contracts
for future delivery of
       stock.    Please explain here what these transactions are and what they involve.

       Investment Types (page 7)

   11. To assist investors in understanding your portfolio, strategy, and risks, please disclose the approximate percentage of the portfolio purchased (1) directly from a portfolio company
       (2) indirectly through an employee or former employee and (3) indirectly through an institutional investor. Depending on your response, please consider the need for improved risk disclosure regarding your access to portfolio company information and/or risks related to transfer restrictions on employee and investor shares.

   12. In the penultimate line of the second paragraph, the disclosure indicates that the
       Company will seek approval for direct purchases from stockholders of shares that may have limitations and restrictions that you describe in the paragraph. Please explain to us if the Company will always seek approval when purchasing shares in this way, or will the
       Company purchase shares without approval, including through forward agreements?

   13. In the third paragraph of this section, the disclosure states    Some of
our investments may
       be held through [SPVs], which are private investment vehicles formed to invest in a
       particular portfolio company.    Disclosure elsewhere indicates that a
substantial amount
       of your investments are made through SPVs that hold shares or forward agreements to purchase shares in a single company. Please reconcile this inconsistency.
 Sohail Prasad
Page 4


   14. As a general matter, please disclose the overall structure and terms typically associated with the SPVs you typically invest in. This disclosure might include:

          x     How SPVs are created and by whom;
          x     How SPVs source their investments;
          x     What material risks arise from such sourcing and how do SPV structurers attempt
                to manage that risk;
          x     How the SPV   s securities are offered and to whom;
          x     Who manages the SPVs;
          x     What fees and expenses are assessed initially and over the life of the SPV and
                what are typical fee and expense levels;
          x     How do these fees and expenses impact the overall deal
economics and valuation;
          x     What agreements and obligations does the SPV typically have to
SPV investors
                (e.g., obligations around custody, maintaining insurance,
financial statements,
                audits, etc.).

       In addition to this general disclosure, please provide more detailed disclosures about each
       SPV you   ve invested in, including:

          x     Any role the adviser or its affiliates played in creating, structuring, or managing
                the SPV or compensation or fees it or its affiliates received;
          x     The name of the SPV, the date it was created, its investments, and how it sourced
                them;
          x     A general discussion of the SPV terms, including fees and
expenses and other
                agreements and obligations; and
          x     The approximate ownership level the Company has of the SPV and how the
                Company sourced and acquired its interests.

       Investment Process (page 7)

   15. On page 9, in Current Portfolio, consider disclosing, as appropriate, that over 40% of the current portfolio is invested in aviation and aerospace businesses. Also consider risk
       disclosure indicating that as a result of the Company   s investments in
early stage
       companies growing at an uneven pace, a few investments may be more prominent in the
       Company   s portfolio at a given time.

   16. In Current Portfolio the disclosure states that forward contracts account for 3.2% of the
       Company   s current portfolio. Do you anticipate this amount increasing?
If so, what
       percentage of the Company   s portfolio do you see forward contracts
comprising in the
       future? Please explain to us.
 Sohail Prasad
Page 5


       Summary Risk Factors (page 12)

   17. In the last bullet on page 12, the disclosure states    the Adviser
anticipates that, from time
       to time, it and its affiliates may be named as defendants in civil proceedings which would consume time and resources and could jeopardize the successful closing of transactions."
       To the extent you are aware of actual proceedings in which the Adviser or its affiliates are named defendants the reference to "may be named" is incomplete and inappropriate.
       In addition to the disclosure currently provided, please revise to disclose any actual litigation involving the Adviser and its affiliates, including the nature of the allegations.

   18. On page 14, in Risk associated with the forward security transactions, please disclose specifically that these investments may not be recognized by their issuers and may ultimately have no value. Please also disclose in an appropriate place any current legal uncertainties concerning these investments and any implications these may have on the
       Company.

   19. On page 14, in the last bullet of Risk associated with the forward security transactions,
       the disclosure states that the Company may purchase insurance    [t]o
mitigate some of the
       risks inherent in purchasing forward contracts.    Have you, or any of
the SPVs the
       Company has invested in, actually purchased insurance on any positions? If so, disclose which ones in appropriate locations within the registration statement.

Fees and Expenses (page 17)

   20. Please explain how the Management Fee noted in the Fee Table (2.44%) is less than the
       Management Fee stated in the advisory agreement (2.50%) when the net assets used in the calculation are less than the base amount used for this calculation.

   21. Please update the Management Fee in the Fee Table to 2.50% per the Investment
       Advisory Agreement. Please ensure any changes are incorporated into the expense example, as applicable.

   22. The Staff notes that total expenses of the Company, as noted in the Financial Highlights, at 12/31/23 were 5.89%. The Staff further notes that the management fee included in the financial highlights was lower due to the lower rate used to calculate the fee prior to its listing. Please reconcile amounts presented in the Fee Table to the Financial Highlights at 12/31/23. In addition, please revise the Fee Table and/or footnote 4 to the Fee Table to align the discussion in the fee table to the amounts presented.

   23. The Staff notes that when the warrants were written down in 2023, the write off increased the net assets of the Company. As of 12/31/23, the amount was included in the net assets of the Company. Please discuss in correspondence whether this amount is included in the
       management fee calculations after the Company   s listing on the NYSE,
as the
       Management Fee earned has increased after the listing. Further, if the amount is factored
 Sohail Prasad
Page 6


       into the Management Fee, please include a discussion of how the Adviser is due any fees based on net asset increase based on the expired liability.

   24. Footnote 3     Acquired Fund Fees and Expenses. Please confirm that the
discussion in the
       footnote is reflective of any expenses associated with the SPVs held by the Company.

The Company (page 18)

   25. Please confirm in correspondence whether Principals of the Company and/or Adviser are
       Board Members of the Portfolio Companies held by the Company, if applicable.

       Risks Related to Investing in the Company (page 41)

   26. On page 42, in Exemptive Relief, the disclosure indicates that you intend to submit an exemptive application to the SEC to permit the Company to co-invest with other funds managed by the Adviser or its affiliates. Please inform us of the anticipated timing of that application.

Certain U.S. Federal Income Tax Considerations

       Taxation as a Regulated Investment Company (page 65)

   27. In the fourth bullet, the disclosure notes that to qualify as a RIC for U.S. federal income
       tax purposes,    no more than 25% of the value of [the Company   s]
assets is invested in the
       securities   of one issuer.    In light of the current value of the
Company's holdings in
       SpaceX, please explain to us how the Company intends to comply with this requirement at the end of the upcoming quarter and each subsequent quarter in which the Company's holdings in SpaceX exceeds 25% of the value of the Company's assets.

Plan of Distribution (page 72)

   28. The disclosure in the first line of the first paragraph states    We may
offer, from time to
       time   our common stock in one or more underwritten public offerings, at-the-market
       offerings, negotiated transactions, block trades, best efforts or a combination of these
       methods.    Please explain in the disclosure what    negotiated
transactions   ,    block trades
       and    best efforts    are with respect to the Company   s offerings.

   29. The disclosure in the first line of the second paragraph states    The
distribution of the
       [Company   s securities] may be effected   at prevailing market prices
at the time of sale,
       at prices related to such prevailing market prices, or at negotiated
prices   [emphasis
       added].    Please clarify in the disclosure what each of these prices are and how they are
       determined (in particular, what are prices    related to    prevailing
market prices?). Also,
       please explain to us with whom, and the circumstances in which, the Company may negotiate the stock price.
 Sohail Prasad
Page 7


   30. As the Company   s NAV is determined quarterly, please explain to us how
it will
       distribute its securities in compliance with Section 23 of the Investment Company Act and the rules thereunder. In addition, please confirm our expectation that you will disclose the NAV calculated to meet Section 23(b) requirements to investors in connection with the sale of your securities or explain why such
disclosure isn   t necessary
       when sales are made at prices that may be substantially higher than NAV. Please ensure your response addresses Section 17(a) of the Securities Act and other applicable requirements if you take the position that disclosing NAV as of a recent date is unnecessary.

   31. Please update us as to any actions the Company has taken, or is considering taking, with
       respect to the holders of warrants issued as part of the Company   s
private offering of
       SAFEs.

Description of Our Capital Stock (page 73)

   32. Please delete the phrase    to the MGCL and    in the penultimate line
of the introductory
       paragraph to this section.

Signatures (page C-5)

   33. We note that Lee Daley has signed your registration statement as an Independent
       Director, however his name and biography were not included in your prior registration statement. Please tell us more about the process by which he became a director and how his appointment or election was implemented and meets applicable NYSE and
       Investment Company Act requirements. In addition, as the proxy statement you incorporated by reference does not contain current biographic or governance related information that includes Mr. Daley you should revise your registration statement to include required information directly.

Financial Statements

       General

   34. Please provide an update on the requested SAB 99 analysis related to the material weakness discussions held with the Staff for the periods ended 12/31/23 and 6/30/22.

   35. The Company's website details the "Current Portfolio" but does not indicate the date of measurement of the Company's holdings. The data appears to be consistent with the
       12/31/23 financial statements. Please confirm the date of these holdings and include a reference date in future publications of this data.

   36. If the date of the website disclosure is 12/31/23, please discuss how the presentation is accurate, appropriate, and not misleading considering that the OpenAI investments were
 Sohail Prasad
Page 8


       made subsequent to12/31/23. Please include in the discussion whether the Company had a signed agreement for the purchase of OpenAI Shares at12/31/23.

       Manager   s Commentary

   37. On page 2, in the first paragraph, the first sentence of the shareholder letter references the total return from the Financial Highlights, but states the amount is from the change in unrealized gain/loss or appreciation/depreciation on the Company's investments. If this amount was calculated based on the change in appreciation/depreciation of the investments, then the total return would have been approximately -8.43%. Please discuss
       in correspondence why this sentence cites the Company   s total return,
while ignoring
       other components of the calculation, including the write down of the warrants and the net income loss incurred by the Company.

       Schedule of Investments

   38. The following investments are indicated as being held by the Company through SPVs:
       Plaid, Stripe, Relativity Space, Space X, Epic Games, Bolt Financial, Impossible Foods
       (Series H), and DXYZ OAI I LLC (Open AI). Per review of Form N-PORT at 12/31/23, the Company indicates 3 SPVs holdings, based on the identifier noted in the filing: Stripe
       "Fund FG RTA   , Space X "DXYZ SpaceX I LLC" and OpenAI "DXYZ OpenAI I
LLC".

       Please discuss in correspondence each investment individually addressing the following questions. Please note, based on your responses, the Staff may have further questions regarding these comments.

          a. Please discuss whether the SPVs are controlled by the Company, specifically:

                 i. whether the Company holds a majority interest in the SPVs;

                ii. how such subsidiaries are not considered investment companies, as defined by the Investment Company Act, when they appear to be investments;

                iii. the SPV arrangements for all entities, including how the entities are controlled; and

                iv. has the Company performed the quantitative calculations under Sections 3-09 and 4-08(g) of Regulation S-X to ensure the financial information is appropriately summarized in the financial statements, or the attachment of the audited financials of the SPVs.

          b. Please discuss the presentation of these investments under US GAAP. Please include specific references to Reg. S-X and relevant US GAAP to support this presentation. The discussion should include whether the SPVs are consolidated
             (as presented) or that SPVs should be presented as investments by the Company.
 Sohail Prasad
Page 9



          c. For OpenAI, the vehicle appears to be a Company/SPV created to invest in
             OpenAI and that this investment, at12/31/23, only holds cash. Per the Notes to the Financial Statements, this investment wasn't made until January of 2024.
             Please confirm in correspondence the nature of the investment at 12/31/23 (e.g.
             cash or equivalents).

          d. Based on the conclusions reached for SPV consolidation, the Notes to Financials will require disclosure regarding the basis of consolidation and details regarding the consolidated entities.

          e. Based on the conclusions reached, the financial statements should be indicated as
             Consolidated.

          f. Based on the conclusions reached, the Report of Independent Registered Public
             Accountants should indicate that the various statements audited are consolidated.

   39. If any of the SPVs held by the Company are determined to be affiliates (and non-
       consolidated), please ensure that the required disclosures for investments are presented in accordance with Reg. SX, Rules 12-14 and 6-07.1 in future shareholder reports.

   40. Footnote (f) to the SOI indicates that Bolt Financial is held through an SPV. Further,
       Footnote (h) states that the investment is valued using NAV as a practical expedient.
       Please discuss in correspondence whether the value of Bolt or the SPV (i.e. net asset value) was utilized for this investment.

   41. The Staff notes that the value of Boom Technologies was held at par at 6/30/23 and has appreciated in value, as reported at 12/31/23. Please discuss in correspondence whether or how any premium or discount related to the equity conversion feature has been considered in pricing Boom Technologies.

   42. Certain investments, such as Class Dojo, Public Holdings and Brex appear to have stale prices. Please discuss in correspondence how these investments have not had any price movement since the semi-annual report and earlier dates. Please include considerations of ASC 820 in your response to support the valuation presented in the Schedule of
       Investments.

   43. Per the footnotes to the SOI, the exposure to Plaid and Stripe appears to be derivative contracts held within a consolidated SPV. If GAAP supports this presentation (i.e.
       consolidated), please discuss why the Company has not presented the derivative contracts utilizing the disclosures required by both Reg. S-X and ASC 815. In addition, certain disclosures may be required under ASC 210 and related GAAP and have not been included.
 Sohail Prasad
Page 10


   44. Restricted Securities: The Company may hold indirect investments, as opposed to holding the investments directly through control of various SPVs. Please include additional disclosure for this table, as many of the investments are not directly held and/or indirectly held derivative contracts. While these indirect instruments have restrictions as noted, there are additional barriers to the investments.

       Statement of Assets and Liabilities

   45. Please discuss in correspondence whether the warrants have been written off subsequent to12/31/23. If not, please discuss why this loss has not been realized. Include in the discussion the tax impact of this unrealized amount in net assets including any benefit of not writing off the warrants. Further, please discuss whether there are any legal implications associated with the expired warrants.

   46. Please discuss in correspondence how the Company has accrued interest receivable greater than the amounts of interest reported in the Statement of Operations.

       Statement of Operations

   47. Please confirm in correspondence whether the unrealized appreciation recorded to the
       Company related to the write down of the warrants impacted the management fees earned by the Adviser.

       Statement of Cash Flows

   48. The statement of cash flows has a line item labeled "Paid to Shareholders" in the amount of $75,000. Please discuss in correspondence what this amount represents as the
       Company has not paid distributions during the fiscal year ended 12/31/23. Include in the discussion why this amount is not considered an affiliate transaction requiring further disclosure.

       Financial Highlights

   49. For the period ended 12/31/22, please discuss in correspondence how the Total Return was calculated, as the Staff notes that the beginning NAV shows a deficit by the
       Company. Further, in future shareholder reports please revise the footnote to this calculation to explain the components of the calculation. For example, please add attributes related to the losses from operation, and the impact of the SAFEs conversion and anti -dilution impact of the share issuance/stock split. These additional details allow investors to gain a better understanding of the return cited in the Financial Highlights.

       Notes to Financial Statements

   50. Footnote 2(a). The Staff notes the following statement in the NTF in relation to the
       forward contracts held by the Company:    Measures the Company takes to
mitigate these
 Sohail Prasad
Page 11


       risks, including powers of attorney, specific performance and damages provisions, any insurance policy, and legal enforcement steps, may prove ineffective, unenforceable, or
       economically impractical to enact.    Please discuss in correspondence
what insurance
       policies exist to mitigate the risks cited. Please include an assessment of whether the policies should be considered assets of the Company and reasons supporting this assessment. Please include in this assessment the accounting treatment of these policies and how any expenses related to the policies flow through to the financial statements (i.e.
       adjustment to cost or expense).

   51. Footnote 3     Fair Value Measurements, page 17. The Company discloses
the following:
          The investments in an SPV that have yet to purchase the underlying securities are held at cost and are categorized as Level 3 in the fair value hierarchy. Please discuss in correspondence how this statement conforms with US GAAP. Include in the discussion references to appropriate US GAAP related to valuation and rights and obligations of the
       Company.

   52. Footnote 3     Fair value Measurements, page 17 / Footnote 5a, page 21.
The following
       disclosure is noted for the management fees from the SPVs associated with the Company:
       "If an SPV charges management fees, those fees will adjust the cost of the SPV." Please discuss in correspondence how this treatment conforms with the Investment Company
       Act. Also, footnote 5(a), page 21, includes a reference to SPV management fees. Also, please confirm in correspondence whether these management fees were applied as cost adjustments to the SPV vehicles, as indicated on page 17.

   53. Footnote 5a - The management fee calculation uses the term "invested capital". In future financial statements please include a definition of this term. Further, please confirm in correspondence whether "invested capital" refers to the amounts invested (i.e. cost) or is adjusted for appreciation/depreciation of investments.

   54. Footnote 6 -The Company states that there are no unfunded commitments as of 12/31/23.
       As the Company holds several SPV positions, please supplementally confirm that this statement covers commitments to the SPVs.

   55. Footnote 9 - Please discuss in correspondence whether any investments were impacted by the early adoption of ASU 2022-03.

Form N-PORT

   56. Certain investments included in the 12/31/23 Form N-PORT filing appear incorrect.
       Specifically, Plaid is reported as an equity investment, while the financial statements report this investment as a forward agreement. Further, OpenAI is presented as an investment, but the financial statements disclose that the investment was made after
       12/31/23. Based on these observations and conclusions reached from comment #38, please file an amended Form N-PORT that presents all investments accurately and aligns
 Sohail Prasad
Page 12


       with the schedule of investments contained in Form N-CSR or any restated financial statements and amended Form N-CSR.


                      *      *       *      *       *         *    *       *

       Please respond to our comments above in an amendment to the Registration Statement.
Where no change will be made in response to a comment, please note that in a cover letter or separate correspondence and briefly state the basis for your position.

       We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

        We will consider a written request for acceleration of the effective date of the
Registration Statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the Registration Statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

      Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.


                                                 Sincerely,

                                                 /x/ Karen Rossotto

                                                 Karen Rossotto
                                                 Senior Counsel


cc: Steven B. Boehm, Esq. and Owen J. Pinkerton, Esq., Eversheds Sutherland
(US) LLP
    Jay Williamson, Securities and Exchange Commission
    David Manion, Securities and Exchange Commission